Exhibit 99.1

Ossen Innovation Announces Third Quarter 2016 Financial Results

Earnings Conference Call is Scheduled for 8:00 am ET on December 28, 2016

SHANGHAI, Dec. 27, 2016 /PRNewswire/ -- Ossen Innovation Co., Ltd. (“Ossen Innovation” or the “Company”) (Nasdaq: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced its financial results for the third quarter ended September 30, 2016.

Dr. Liang Tang, Chairman of Ossen Innovation, commented, “Our third quarter results reflected continued weakness in China’s macro economy. The 4.8% decrease in total revenues in the third quarter was mainly due to a scale-back of plain surface PC strands sales as its gross margin has been on a downslide in recent quarters. However, sales of rare earth coated products remained strong in the third quarter with sales volume increasing by 42.6% to 67,170 tons, the highest level in recent years and more than offset the decrease in its average selling price. Looking ahead, we remain cautious in our viewpoint as signs of meaningful improvement in macro and industry fundamentals remain elusive in the near term.”

Three Months Ended September 30, 2016 Financial Results

	For the Three Months Ended September 30,
($ millions, except per share data)	2016	2015	% Change
Revenues	$28.5	$30.0	-4.8%
Gross profit	$3.2	$4.9	-35.0%
Gross margin	11.2%	16.5%	-5.2%
Operating income	$2.1	$5.0	-57.9%
Operating margin	7.3%	16.5%	-9.2%
Net income attributable to Ossen Innovation	$1.3	$3.3	-59.1%
EPS	$0.07	$0.16	-57.6%

For the three months ended September 30, 2016, revenues decreased by $1.4 million, or 4.8%, to $28.5 million from $30.0 million for the same period of last year. This decrease was primarily due to decreases in sales from plain surface PC strands and other products and partially offset by increased sales from coated PC steel materials. The sales of coated PC steel materials, including both rare earth and zinc coated products, increased by $3.5 million, or 14.5%, to $27.2 million and accounted for 95% of total sales for the three months ended September 30, 2016 from $23.8 million, or 79% of total sales, for the same period of last year. The increase in sales of coated PC steel materials was mainly due to the increase in sales volume of rare earth coated products and partially offset by decrease in average selling price for rare earth coated products. Sales of rare earth coated products increased by $3.4 million, or 14.5%, to $27.2 million for the three months ended September 30, 2016 from $23.8 million for the same period of last year. Sales of zinc coated products was $25.5 thousand for the three months ended September 30, 2016, compared to $nil for the same period of last year. Sales of plain surface PC strands and others decreased by $4.9 million, or 79.3%, to $1.3 million and accounted for 5% of total sales for the three months ended September 30, 2016 from $6.2 million, or 21% of total sales, for the same period of last year.

Gross profit decreased by $1.7 million, or 35.0%, to $3.2 million for the three months ended September 30, 2016 from $4.9 million for the same period of last year. Gross margin decreased to 11.2% for the three months ended September 30, 2016 from 16.5% for the same period of last year. Gross margins for rare earth and zinc coated products were 12.3% and 34.6%, respectively, for the three months ended September 30, 2016, compared to 16.1% and nil%, respectively, for the same period of last year. The decrease in gross margins of rare earth coated products was primarily due to switching to higher price raw materials. Gross loss margin for plain surface PC strands and others was 11.2% for the three months ended September 30, 2016, compared to gross margin of 17.8% for the same period of last year.

Selling expenses decreased by $0.02 million, or 12.4%, to $0.1 million for the three months ended September 30, 2016 from $0.2 million for the same period of last year. The decrease was due to lower commission fees. General and administrative expenses were $1.0 million for the three months ended September 30, 2016, compared to general and administrative expenses of negative $0.2 million for the same period of last year. The increase was mainly due to the fact that the Company switched back the allowance for assets impairment in the third quarter of 2015. As a result, total operating expenses were $1.1 million for the three months ended September 30, 2016, compared to total operating expenses of negative $0.02 million for the same period of last year.

Operating income decreased by $2.9 million, or 57.9%, to $2.1 million for the three months ended September 30, 2016 from $5.0 million for the same period of last year. Operating margin was 7.3% for the three months ended September 30, 2016, compared to 16.5% for the same period of last year.

Net income decreased by $2.5 million, or 64.4%, to $1.4 million for the three months ended September 30, 2016 from $3.8 million for the same period of last year.

After deducting net income attributable to non-controlling interest, net income attributable to Ossen Innovation decreased by $1.9 million, or 59.1%, to $1.3 million for the three months ended September 30, 2016 from $3.3 million for the same period of last year. Earnings per share, both basic and diluted, were $0.07 for the three months ended September 30, 2016, compared to $0.16 for the same period of last year.

Nine months Ended September 30, 2016 Financial Results

	For the Nine Months Ended September 30,
($ millions, except per share data)	2016	2015	% Change
Revenues	$82.1	$82.6	-0.7%
Gross profit	$8.8	$11.9	-25.8%
Gross margin	10.7%	14.4%	-3.6%
Operating income	$4.5	$8.6	-47.5%
Operating margin	5.5%	10.5%	-4.9%
Net income attributable to Ossen Innovation	$2.1	$5.4	-61.4%
EPS	$0.11	$0.27	-59.3%

For the nine months ended September 30, 2016, revenues decreased by $0.6 million, or 0.7%, to $82.1 million from $82.6 million for the same period of last year. This decrease was primarily due to decreases in sales from zinc coated products and plain surface PC strands and other products and partially offset by increased sales from rare earth coated products. The sales of coated PC steel materials, including both rare earth and zinc coated products, increased by $4.0 million, or 5.9%, to $72.1 million and accounted for 88% of total sales for the nine months ended September 30, 2016 from $68.1 million, or 82% of total sales, for the same period of last year. This increase in sales of coated PC steel materials was the result of the increase in sales volume of rare earth coated products and partially offset by the decrease in sales volume of zinc coated products as well as decreases in average selling prices for both rare earth and zinc coated products.  Sales of rare earth coated products increased by $9.6 million, or 15.5%, to $71.5 million for the nine months ended September 30, 2016 from $61.9 million for the same period of last year. Sales of zinc coated products decreased by $5.6 million, or 90.5%, to $0.6 million for the nine months ended September 30, 2016 from $6.2 million for the same period of last year. Sales of plain surface PC strands and others decreased by $4.6 million, or 31.4%, to $9.9 million for the nine months ended September 30, 2016 from $14.5 million for the same period of last year. This decrease in sales of plain surface PC strands and others was mainly due to decreased sales volume of plain surface PC strands.

Gross profit decreased by $3.1 million, or 25.8%, to $8.8 million for the nine months ended September 30, 2016 from $11.9 million for the same period of last year. Gross margin decreased to 10.7% for the nine months ended September 30, 2016 from 14.3% for the same period of last year. Gross margins for rare earth and zinc coated products were 10.0% and 33.0%, respectively, for the nine months ended September 30, 2016, compared to 12.6% and 23.6%, respectively, for the same period of last year. Gross margin for plain surface PC strands and others was 14.4% for the nine months ended September 30, 2016, compared to 17.7% for the same period of last year.

Selling expenses decreased by $0.1 million, or 16.9%, to $0.6 million for the nine months ended September 30, 2016 from $0.7 million for the same period of last year. The decrease was due to lower commission fees. General and administrative expenses increased by $1.2 million, or 45.3%, to $3.7 million for the nine months ended September 30, 2016 from $2.5 million for the same period of last year, mainly due to the Company switched back the allowance for assets impairment in the third quarter of 2015. As a result, total operating expenses increased by $1.0 million, or 32.4%, to $4.3 million for the nine months ended September 30, 2015 from $3.2 million for the same period of last year.

Operating income decreased by $4.1 million, or 47.5%, to $4.5 million for the nine months ended September 30, 2016 from $8.6 million for the same period of last year. Operating margin was 5.5% for the nine months ended September 30, 2016, compared to 10.5% for the same period of last year.

Net income decreased by approximately $3.8 million, or 62.8%, to $2.2 million for the nine months ended September 30, 2016 from $6.0 million for the same period of last year.

After deducting net income attributable to non-controlling interest, net income attributable to Ossen Innovation decreased by $3.3 million, or 61.4%, to $2.1 million for the nine months ended September 30, 2016 from $5.4 million for the same period of last year. Earnings per share, both basic and diluted, were $0.11 for the nine months ended September 30, 2016, compared to $0.27 for the same period of last year.

Balance Sheet and Cash Flows

As of September 30, 2016, the Company had cash and restricted cash of $6.7 million, compared to $9.6 million at December 31, 2015. Notes receivable were $7.5 million as of September 30, 2016, compared to $8.0 million at December 31, 2015. Accounts receivable were $34.1 million as of September 30, 2016, compared to $43.2 million at December 31, 2015. The average days of sales of outstanding (DSO) were 118 days for the three months ended September 30, 2016, compared to 129 days for the three months ended September 30, 2015. The decrease in DSO was mainly due to more efforts in collecting account receivables in the quarter. The balance of prepayment to suppliers for raw materials totaled $67.5 million as of September 30, 2016, compared to $55.7 million at December 31, 2015. The increase in prepayment to suppliers was due to the management’s expectation of sales increase in next couple of quarters with discount for raw material purchases. The Company had inventories of $21.8 million as of September 30, 2016, compared to $27.3 million at the end of 2015. The increased orders during the quarter caused more consumption of raw materials inventory comparing with the second quarter of 2016. Total working capital was $102.5 million as of September 30, 2016, compared to $94.7 million at December 31, 2015.

Net cash provided by operating activities was $6.2 million for the nine months ended September 30, 2016, compared to $12.5 million for the same period of last year. Net cash used in investing activities was $11.4 thousand for the nine months ended September 30, 2016, compared to $18.8 thousand for the same period of last year. Net cash used in financing activities was $3.0 million for the nine months ended September 30, 2016, compared to $7.6 million for the same period of last year.

Recent Developments

On November 23, 2016, the Company announced the completion of its 2016 annual general meeting of shareholders which was held on November 22, 2016 at the Company’s headquarters located at 518 Shangcheng Road, Floor 17, Shanghai, China. At the Annual Meeting, the Company’s shareholders elected seven directors, Dr. Liang Tang, Mr. Wei Hua, Mr. Junhong Li, Mr. Xiaobing Liu, Ms. Yingli Pan, and Mr. Zhongcai Wu to Board of Directors; and re-appointed BDO China Shu Lun Pan Certified Public Accountants LLP as the Company’s independent registered accounting firm for the fiscal year ending December 31, 2016.

Conference Call

To attend the call, please use the information below for either dial-in access or webcast access. When prompted on dial-in, ask for “Ossen Innovation Third Quarter 2016 Earnings Conference Call” or be prepared to utilize the conference ID.

Conference Call
Date:	Wednesday, December 28, 2016
Time:	8:00 am ET, U.S.
Conference Line Dial-In (U.S.):	+1-845-675-0437
International Toll Free:	United States: +1-866-519-4004 China, Domestic Mobile: 400-620-8038 China, Domestic: 800-819-0121
Conference ID:	38879144

Please dial in at least 10 minutes before the call to ensure timely participation. A playback will be available through January 5, 2017. To listen, please call +1-646-254-3697 within the United States or +1-855-452-5696 if calling internationally. Utilize the pass code 38879144 for the replay.

This call is being webcast and can be accessed by clicking on this link: http://edge.media-server.com/m/p/nngmmo9n

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company’s products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. Ossen has two manufacturing facilities located in Ma’anshan, Anhui Province, and Jiujiang, Jiangxi Province.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company’s public filings with the Securities and Exchange Commission, including the Company’s annual report on Form 20-F. Furthermore, there can be no assurance that the Acquisition and the Spin-Off Transaction will be completed as proposed or at all.  Both the Acquisition and the Spin-off Transaction would be subject to the satisfaction of various closing conditions.  Furthermore, even in the event that such transactions are completed, there can be no assurance that such transactions will be completed on the same terms as those described above. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Ossen Innovation Co., Ltd.
Feng Peng, Chief Financial Officer
Email: feng.peng@ossencorp.com
Phone: +86-21-6888-8886
Web: www.osseninnovation.com

Investor Relations
Weitian Group LLC
Phone: +1-732-910-9692
Email: tony.tian@weitian-ir.com

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2016	2015
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$439,913	$812,277
Restricted cash	6,221,815	8,780,443
Notes receivable - bank acceptance notes	7,496,027	8,010,228
Accounts receivable, net of allowance for doubtful accounts of $651,755 and $738,101 at September 30, 2016 and December 31,2015, respectively	34,113,254	43,247,974
Inventories	21,759,700	27,276,221
Advance to suppliers	67,461,230	55,730,089
Other current assets	126,244	915,041
Total Current Assets	137,618,183	144,772,273
Property, plant and equipment, net	4,805,983	5,557,176
Land use rights, net	3,737,125	3,911,084
TOTAL ASSETS	$146,161,291	$154,240,533

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2016	2015
	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Notes payable - bank acceptance notes	$9,220,113	$12,477,471
Short-term bank loans	22,239,917	17,714,928
Accounts payable	919,627	1,899,400
Customer deposits	1,015,409	309,147
Income tax payable	108,515	414,250
Other payables and accrued expenses	1,337,844	1,669,670
Due to related party	4,041	65,769
Due to shareholder	302,499	282,499
Bond payable - current portion	-	15,273,177
Total Current Liabilities	35,147,965	50,106,311
Long-term bank loans	7,496,027	-
TOTAL LIABILITIES	42,643,992	50,106,311

EQUITY
Shareholders’ Equity
Ordinary shares, $0.01 par value: 100,000,000 shares authorized, 20,000,000 shares issued; 19,791,110 and 19,828,790 shares outstanding as of September 30, 2016 and December 31, 2015, respectively	200,000	200,000
Additional paid-in capital	33,971,455	33,971,455
Statutory reserve	5,859,013	5,631,373
Retained earnings	52,129,826	50,258,265
Treasury stock, at cost: 208,890 and 171,210 shares as of September 30, 2016 and December 31, 2015, respectively	(192,153)	(155,343)
Accumulated other comprehensive income / (loss)	(230,425)	2,596,227
TOTAL SHAREHOLDERS’ EQUITY	91,737,716	92,501,977
Non-controlling interest	11,779,583	11,632,245
TOTAL EQUITY	103,517,299	104,134,222
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$146,161,291	$154,240,533

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Unaudited)

	FOR THE THREE MONTHS ENDED SEPTEMBER 30,		FOR THE NINE MONTHS ENDED SEPTEMBER 30,
	2016	2015	2016	2015

REVENUES	$28,532,012	$29,979,478	$82,051,504	$82,612,312
COST OF GOODS SOLD	25,323,286	25,040,516	73,259,324	70,758,383
GROSS PROFIT	3,208,726	4,938,962	8,792,180	11,853,929
Operating Expenses:
Selling and distribution expenses	135,759	154,924	553,395	665,717
General and administrative expenses	987,897	(170,441)	3,697,350	2,543,915
Total Operating Expenses	1,123,656	(15,517)	4,250,745	3,209,632
INCOME FROM OPERATIONS	2,085,070	4,954,479	4,541,435	8,644,297
Other Income (Expenses):
Financial expenses, net	(626,043)	(718,113)	(2,266,566)	(2,318,355)
Other income, net	269,426	58,096	542,169	721,976
INCOME BEFORE INCOME TAXES	1,728,453	4,294,462	2,817,038	7,047,918
INCOME TAXES	(367,197)	(475,682)	(570,499)	(1,006,391)
NET INCOME	1,361,256	3,818,780	2,246,539	6,041,527
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	19,798	541,632	147,338	601,314
NET INCOME ATTRIBUTABLE TO OSSEN INNOVATION CO., LTD AND SUBSIDIARIES	1,341,458	3,277,148	2,099,201	5,440,213
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation loss, net of tax	(391,963)	(3,978,456)	(2,826,652)	(3,633,881)
TOTAL OTHER COMPREHENSIVE LOSS	(391,963)	(3,978,456)	(2,826,652)	(3,633,881)
COMPREHENSIVE INCOME (LOSS)	949,495	(701,308)	(727,451)	1,806,332
EARNINGS PER ORDINARY SHARE Basic and diluted	$0.07	$0.16	$0.11	$0.27
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING Basic and diluted	$19,791,110	$19,840,696	$19,808,547	$19,872,491

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Nine Months Ended September 30,
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,246,539	$6,041,527
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Depreciation and amortization	692,052	1,070,322
Changes in operating assets and liabilities:
(Increase) Decrease In:
Accounts receivable	9,134,720	21,444,154
Inventories	5,516,521	(1,890,648)
Advance to suppliers	(11,731,141)	(7,549,941)
Other current assets	788,797	(40,178)
Notes receivable - bank acceptance notes	514,201	(8,857,881)
Increase (Decrease) In:
Accounts payable	(979,773)	380,352
Customer deposits	706,262	2,415,345
Income tax payable	(305,735)	(78,466)
Other payables and accrued expenses	(331,826)	(466,893)
Due to related party	(61,727)	(69,469)
Due to shareholder	20,000	132,499
Net cash provided by operating activities	6,208,890	12,530,723

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant and equipment	(11,397)	(18,820)
Net cash used in investing activities	(11,397)	(18,820)

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Nine Months Ended September 30,
	2016	2015
CASH FLOWS FROM FINANCING ACTIVITIES:
Decrease in restricted cash	2,558,628	1,526,712
Proceeds from short-term bank loans	11,639,464	3,239,234
Repayments of short-term bank loans	(6,572,035)	(9,717,701)
Proceeds from long-term bank loans	7,598,553	-
Proceeds from notes payable-bank acceptance notes	17,248,716	30,205,853
Repayment of notes payable-bank acceptance notes	(20,212,152)	(32,797,240)
Repurchase of common share	(36,810)	(47,524)
Repayment of bond payable	(15,273,177)	-
Net cash used in financing activities	(3,048,813)	(7,590,666)

INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	3,148,680	4,921,237
Effect of exchange rate changes on cash	(3,521,044)	(4,927,386)
Cash and cash equivalents at beginning of period	812,277	684,592
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$439,913	$678,443

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid during the periods:
Income taxes paid	$605,522	$1,151,507
Interest paid	$1,935,104	$2,751,332
Non-cash transactions:
Appropriation to statutory reserve	$227,640	$551,447

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months Ended September 30,
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,361,256	$3,818,780
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Depreciation and amortization	219,422	331,464
Changes in operating assets and liabilities:
(Increase) Decrease In:
Accounts receivable	4,891,995	19,738,109
Inventories	8,423,711	(2,462,945)
Advance to suppliers	(8,261,882)	(434,329)
Other current assets	253,047	473,194
Notes receivable - bank acceptance notes	(7,496,027)	(15,517,943)
Increase (Decrease) In:
Accounts payable	63,507	80,187
Customer deposits	474,192	2,418,089
Income tax payable	(228,579)	4,231
Other payables and accrued expenses	(1,295,103)	(1,339,134)
Net cash provided by/(used in) operating activities	(1,594,461)	7,109,703

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant and equipment	-	(772)
Net cash used in investing activities	-	(772)

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months Ended September 30,
	2016	2015
CASH FLOWS FROM FINANCING ACTIVITIES:
(Increase)/Decrease in restricted cash	1,529,337	(1,434,476)
Proceeds from short-term bank loans	5,273,574	-
Repayments of short-term bank loans	(457,678)	(3,988,262)
Proceeds from long-term bank loans	7,598,553	-
Proceeds from notes payable-bank acceptance notes	6,309,973	8,188,436
Repayment of notes payable-bank acceptance notes	(2,924,348)	(6,114,422)
Repayment of bond payable	(15,273,177)	-
Net cash provided by/ (used in) financing activities	2,056,234	(3,348,724)

INCREASE IN CASH AND CASH EQUIVALENTS	461,773	3,760,207
Effect of exchange rate changes on cash	(438,897)	(5,577,169)
Cash and cash equivalents at beginning of period	417,037	2,495,405
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$439,913	$678,443

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid during the periods:
Income taxes paid	$124,955	$373,789
Interest paid	$583,826	$2,137,774
Non-cash transactions:
Appropriation to statutory reserve	$136,196	$330,350